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SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssetMark Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Grant Street - 10th Floor
(No. and Street)

Concord CA 94520
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael O. Brown 404-303-8840 Ext 1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street - Suite 1500 Los Angeles CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AssetMark Brokerage LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO / Financial Principal

Title

BENGIE MAR S DIAMOS MY COMMISSION EXPIRES FEB 15 2018 FORSYTH GEORGIA NOTARY PUBLIC

Notary Public

This report ~~** contains~~ (check ~~all applicable~~ boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETMARK
Wealth. Independence. Purpose.

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Financial Statements and Supplementary Information

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

1665 Grant Street, 10th Floor, Concord, CA 94520

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
AssetMark Brokerage, LLC:

We have audited the accompanying statement of financial condition of AssetMark Brokerage, LLC (the Company), as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssetMark Brokerage, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Los Angeles, California
February 27, 2017

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Financial Condition
December 31, 2016

		2016
Assets		
Cash	$	367,265
Prepaid expenses		20,002
Intangible assets, net of accumulated amortization of $96,250		11,453,750
Total assets	**$**	**11,841,017**
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates	$	33,046
Accounts payable and accrued expenses		34,100
Accrued Income taxes		195,394
Deferred Income tax payable		3,056,370
Total liabilities		**3,318,910**
Member's equity		
Member capital		100,000
Additional paid-in capital		8,528,193
Retained deficit		(106,086)
Total member's equity		**8,522,107**
Total liabilities and member's equity	**$**	**11,841,017**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Operations
For the year ended December 31, 2016

	Successor	*Predecessor*
	November 1, 2016 to December 31, 2016	**January 1, 2016 to October 31, 2016**
Revenues		
Marketing fees	$ 70,869	$ 393,363
Total revenues	**70,869**	**393,363**
Expenses		
Regulatory fees	52,386	71,119
Compensation and benefits	12,664	69,295
Occupancy	8,000	40,000
Consulting	3,250	15,275
Communications	1,200	6,000
Professional fees	32,500	20,000
Other expenses	-	1,016
Amortization	96,250	-
Total expenses	**206,250**	**222,705**
Income (loss) before income taxes	(135,381)	170,658
Provision (benefit) for income taxes	(29,295)	58,312
Net income (loss)	**$ (106,086)**	**$ 112,346**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Changes in Member's Equity
For the year ended December 31, 2016

	Member Capital	Additional paid-in capital	Retained earnings (deficit)	Total Member's Equity
Balance at December 31, 2015				
Predecessor	$ 100,000	$ 145,000	$ 213,394	$ 458,394
Net income	-	-	112,346	112,346
Distributions	-	(74,260)	(325,740)	(400,000)
Balance at October 31, 2016				
Predecessor	100,000	70,740	-	170,740
Capitalization of successor's equity		8,457,453	-	8,457,453
Balance at November 1, 2016				
Successor	100,000	8,528,193	-	8,628,193
Net loss	-	-	(106,086)	(106,086)
Balance at December 31, 2016				
Successor	$ 100,000	$ 8,528,193	$ (106,086)	$ 8,522,107

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Cash Flows
For the year ended December 31, 2016

	Successor		*Predecessor*	
	November 1, 2016 to December 31, 2016		**January 1, 2016 to October 31, 2016**	
Cash flows from operating activities:				
Net income (loss)	$	(106,086)	$	112,346
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Amortization		96,250		-
Deferred income taxes		(31,049)		4,742
Due from affiliates		-		8,801
Prepaid expenses		(2,614)		8,844
Due to affiliates		22,114		(1,500)
Accounts payable and other accrued expenses		32,501		(28,500)
Accrued income taxes		1,753		53,270
Net cash provided by operating activities		12,869		158,003
Cash flows from financing activities:				
Distributions paid		-		(400,000)
Net cash used in financing activities		-		**(400,000)**
Net change in cash		**12,869**		**(241,997)**
Cash at beginning of period		354,396		596,393
Cash at end of period	**$**	**367,265**	**$**	**354,396**
Non-cash financing activity				
Contribution of intangible, net of deferred tax liability of $3,042,547	$	8,547,453	$	-

See accompanying notes to financial statements.

Notes to Consolidated Financial Statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

(1) Organization and Nature of Business

AssetMark Brokerage, LLC (the Company) was formed on September 25, 2013, and was approved as an SEC registered broker-dealer member of the Financial Industry Regulatory Authority (FINRA) on August 8, 2014. The Company is engaged in the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

On November 1, 2016, the Company's parent company, AssetMark Financial Holdings, Inc. (AHI) was acquired by AssetMark Holdings, LCC, a Delaware-based entity that is owned by Huatai International Finance Limited, a subsidiary of Huatai Securities (HTSC). HTSC acquired AHI and all of its subsidiaries, including the Company.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash

Cash includes $367,265 held in a checking account. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Revenue Recognition

Marketing fees include fees earned from providing a variety of marketing related services to affiliates. Revenue is recognized when earned, which generally occurs as the services are performed.

(d) *Intangible Assets*

The intangible assets related to the AssetMark Brokerage, LCC broker-dealer license is amortized over its estimated useful life of twenty years.

The useful life of the asset was determined based on evaluating the likelihood of the broker-dealer license's expiration. Given that the broker-dealer license is open-ended, a 20-year useful life is an appropriate long-term period to capture the value of the asset.

Definite lived intangible assets are tested for impairment annually. Impairment occurs when their carrying value may not be recoverable. Management uses undiscounted cash flows to determine the value of the intangible, which requires the use of estimates and judgment. If impairment is identified, the intangibles are written down to fair value. There were no impairments of definite lived intangibles for the period from acquisition to December 31, 2016.

(e) *Income Taxes*

The Company is a single member limited liability company which elected to be treated as an association taxable as a corporation effective January 1, 2015 and is included in the consolidated federal income tax return and the combined/unitary state income tax returns of its parent company, AssetMark Financial, Inc.

As of September 1, 2013, the Company is subject to a tax sharing agreement, which allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits, only to the extent utilized by the consolidated group. Intercompany balances are settled at least annually.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences.

An enterprise is required to recognize, in its financial statements, the impact of any uncertain tax position by determining if the weight of available evidence indicates it is more likely than not, based on the technical merits, that the position will be sustained on audit upon examination by an applicable taxing authority.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties in 2016 and had no accrued interest at December 31, 2016.

Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2016, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(3) Intangible Assets

The following table presents intangible assets as of December 31:

	2016		
	Gross carrying amount	**Accumulated amortization**	**Net Carrying Amount**
Broker-Dealer License	11,550,000	(96,250)	11,453,750
Total	**$ 11,550,000**	**$ (96,250)**	**$ 11,453,750**

The estimated remaining useful lives for the broker-dealer license is 19.7 years Amortization expense for the two-month period ended December 31, 2016 was $96,250. There was no amortization expense for the ten-month period ended October 31, 2016.

Estimated amortization expense for intangible assets for future years is as follows:

	Estimated amortization
Year ended December 31:	
2017	$ 577,500
2018	577,500
2019	577,500
2020	577,500
2021 and thereafter	9,143,750
Total	**$ 11,453,750**

(4) Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2016 are presented below:

	Successor November 1, 2016 to December 2016		Predecessor January 1, 2016 to October 31, 2016	
Current federal income taxes	$	1,429	$	38,484
Deferred federal income taxes		(22,539)		4,742
Total federal income taxes		(21,110)		43,226
Current state income taxes	$	324	$	15,086
Deferred state income taxes		(8,509)		-
Total state income taxes		(8,185)		15,086
Total provision for income taxes	**$**	**(29,295)**	**$**	**58,312**

The components of the net deferred income tax liability were as follows as of December 31, 2016:

	December 31, 2016	
Assets:		
California state franchise taxes	$	202,078
Total deferred income tax assets		202,078
Liability:		
Intangible assets - federal	$	2,245,937
Intangible assets - state		1,012,511
Total deferred income tax liabilities		3,258,448
Net deferred income tax liability		**3,056,370**

(5) Related Party Transactions

(a) Marketing Fees

The Company entered into a Marketing Services Agreement dated September 1, 2014 with Altegris Advisors, L.L.C. (Altegris), which is a Registered Investment Advisor. Prior to November 1, 2016 Altegris was an affiliate of the Company under indirect but common control and ownership. After October 31, 2016, Altegris and the Company were no longer affiliates when Huatai International Finance Limited, ("HIL")

a subsidiary of Huatai Securities acquired AssetMark Financial Holdings, Inc. ("AHI") and all of its subsidiaries, including the Company. Altegris was not a subsidiary of AHI and was not acquired by HIL.

The Company provided and continues to provide Altegris, and its affiliates, a variety of marketing-related services that include access to AssetMark, Inc. (AMI), the Company's affiliated RIA firm's portfolio platform which is offered to independent investment advisors, which in turn, may offer AssetMark and Altegris investment products to their advisory clients. For this service, the Company receives marketing fee revenue from Altegris. This marketing revenue is included in the accompanying statement of operations and for the year ended December 31, 2016, the Company earned a total of $ 464,232 in fees for marketing services provided to Altegris.

(b) Expense Sharing Arrangement

The Company entered into an Expense Sharing Agreement dated March 21, 2014 with AMI which is a Registered Investment Advisor affiliate under direct common control and ownership. Under the agreement, AMI agrees to pay various expenses attributable to the Company such as rent and certain personnel, general, and administrative expenses. These expenses are reimbursed by the Company pursuant to the agreement and are included in the accompanying statement of operations. The amount reimbursed is calculated based on usage factors such as square feet for rent and overhead, and percent of time devoted to broker-dealer operations for personnel costs.

For the year ended December 31, 2016, AMI incurred expenses under this agreement totaling $131,184 for the benefit of the Company. For the year ended December 31, 2016 the Company paid to AMI a total of $109,320 of which $10,932 was for expenses paid by AMI on behalf of the Company during fiscal year 2015. As of December 31, 2016, the Company had a payable balance of $32,796 due to AMI relating to the Expense Sharing Agreement.

(c) Payable to Affiliates

Payable to affiliates consists of expenses and liabilities of the Company for outside professional services not covered under the Expense Sharing Agreement, which have been paid by AMI. For the year ended December 31, 2016, AMI incurred $13,795 of these expenses for the Company. The Company paid AMI a total of $15,045 for the year ending December 31, 2016, of which $1,500 was due as of December 31, 2015. As of December 31, 2016 the Company had a balance due to AMI of $250.

(d) Payable to Officer

The Company entered into an independent contractor agreement in August 2014 with B/D Solutions, Inc. which is a consulting firm owned by an officer of the Company. B/D Solutions provides the Company with brokerage accounting services necessary to comply with the Financial Responsibility Rules and regulations issued by the SEC and FINRA. For the year ended December 31, 2016, the Company incurred expenses totaling $18,275 for services provided by B/D Solutions and

reimbursable expenses. As of December 31, 2016 no payable balance was due to B/D Solutions.

(6) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

In its computation of net capital as of December 31, 2016, the Company has relied on a rule interpretation issued by the SEC which permits the add back to net worth of a deferred tax liability which relates directly to the an appreciation of an asset treated as a non-allowable asset in that computation. Under this interpretation the Company added back to net worth $3,056,370.

Additionally, in its computation of aggregate indebtedness as of December 31, 2016, the Company has relied on a rule interpretation issued by the SEC which permits the exclusion to aggregate indebtedness of a deferred tax liability which relates directly to the an appreciation of an asset treated as a non-allowable asset in that computation. Under this interpretation the Company reduced aggregate indebtedness $3,056,370.

As of December 31, 2016, the Company had regulatory net capital of $104,725 which was $87,222 in excess of the required minimum net capital of $17,503.

The Company is exempt from the SEC Customer Protection Rule (Rule 15c3-3) under subparagraph (k)(1) which exempts from the Rule broker's or dealer's whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

The Company is subject to certain limitations set forth in SEC Rule 15c3-1(e) relating to the withdrawal of equity capital. Pursuant to the rule, no equity capital of the broker-dealer may be withdrawn by the member, or through the payment of distributions, if such withdrawal would cause the Company within 180 days of the withdrawal, to have a significant negative impact the Company's required minimum net capital or would cause the Company to violate of any provision of the applicable SEC Financial Responsibility Rules. The $400,000 distribution during the year ending December 31, 2016 complied with the prohibitions of SEC Rule 15c3-1(e) and the notification requirements of SEC Rule 17a-11.

(7) Push-down Accounting

On November 1, 2016, the Company's parent, AHI, and all of the parent's subsidiaries was acquired by AssetMark Holdings LLC, a Delaware-based entity for total consideration of $776,558,000.

Concurrent with this, the Company's did a fair-value analysis of its tangible and intangible assets, resulting in a valuation of $11,550,000 of the Company's broker-dealer license. Additionally, a deferred tax liability of $3,056,370 was established related to the intangible asset.

The Company elected to apply pushdown accounting and carry the intangible and the deferred tax liability on the Company's balance sheet, included as an Intangible asset and deferred tax liability, respectively, on the Statement of Financial Condition. Refer to Note 3 for further details on intangible assets and note 4 for further details on taxes.

(8) Subsequent Events

The Company evaluated subsequent events occurring through February 27, 2017, the date the financial statements were available to be issued. There were no material subsequent events that required disclosing in these financial statements.

SUPPLEMENTARY INFORMATION

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2016

Net Capital:		
Total member's equity qualified for net capital	$	8,522,107
Other allowable credits		3,056,370
Deductions to determine net capital:		
Non-allowable assets:		
Intangible assets - net of accumulated amortization		(11,453,750)
Prepaid expenses and other assets		(20,002)
Net capital	**$**	**104,725**
Ratio of Aggregate Indebtedness to Net Capital (must not excced 8 to 1)		2.51 to 1
Minimum required capital (the greater of)		
Net capital standard of $5,000		5,000
Aggregate indebtedness standard of 6 2/3% of aggregate indebtedness ($262,540)		17,503
Total net capital requirement		17,503
Excess net capital		**87,222**

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART IIA FILING
December 31, 2016

Net capital per Company's Unaudited Form X-17A-5 Part IIA Filing	137,225
Increase in accounts payable	(32,500)
Net capital report pursuant to Rule 17a-5(d)	**104,725**

See accompanying independent registered public accounting firm's report

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying independent registered public accounting firm's report

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying independent registered public accounting firm's report

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
AssetMark Brokerage, LLC:

We have reviewed management's statements, included in the accompanying AssetMark Brokerage, LLC Exemption Report, in which (1) AssetMark Brokerage, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 27, 2017

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

EXEMPTION REPORT REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

To the best knowledge and belief of AssetMark Brokerage, LLC:

The Company claimed the (k)(1) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(1) exemption provision from Rule 15c3-3, without exception, for the year-ending December 31, 2016.

Gary Zyla
Chief Financial Officer

Michael O. Brown
Financial and Operations Principal

The accompanying notes are an integral part of these financial statements.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Directors
AssetMark Brokerage, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of AssetMark Brokerage, LLC (the Company) for the year ended December 31, 2016, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
February 27, 2017

ASSETMARK BROKERAGE, LLC
Schedule of Form SIPC-3 Revenues
For the Year Ended December 31, 2016

Business activities through which revenue was earned		**Amount**
Business conducted outside the United States and its territories and possessions	$	---
Distribution of shares of registered open end investment companies or unit investment trusts		464,232
Sale of variable annuities		---
Insurance commissions and fees		---
Investment advisory services to one or more registered investment companies or insurance company separate accounts		---
Transactions in securities futures products		---
Total Revenues	**$**	**464,232**